The percentage of the Preferred International Value Fund owned by Caterpillar Investment Trust 401(k) Plan decreased from 25.27% on June 30, 2004 to 22.89% on December 31, 2004. The decrease was due to the growth of the fund, and the number of shares owned by Caterpillar Investment Trust 401(k) Plan remaining the same.